Filed Pursuant To Rule 433

Registration No. 333-209926

August 18, 2016

Merrill Lynch RIC Guide

3Q 2016

Theme	RIC Comments	SPDR® Product Name	Ticker	Description
Count on Fed-Induced Interest Rate Increases	Within fixed income we recommend senior loans for investors willing to accept credit risk. In equities, we favor Financials and dividend-paying stocks that have the potential for dividend increases.	SPDR DoubleLine® Total Return Tactical ETF	**TOTL**	TOTL is an active ETF that seeks to maximize total return over a full market cycle by investing across a variety of global fixed income sectors. The fund is benchmarked to the Barclays U.S. Aggregate Bond Index.
		SPDR Blackstone / GSO Senior Loan ETF	**SRLN**	SRLN is an active ETF that seeks to provide current income consistent with the preservation of capital by normally investing at least 80% of its net assets in senior loans.
		SPDR S&P® Dividend ETF	**SDY**	The S&P High Yield Dividend Aristocrats Index is designed to measure the performance of the highest dividend yielding S&P Composite 1500 Index constituents that have consistently increased dividends every year for at least 20 consecutive years.
		SPDR S&P Regional Bank ETF	**KRE**	The S&P Regional Banks Select Industry Index is a modified equal weight index and represents the banking sub-industry portion of the U.S. S&P Total Markets Index. Due to the equal weighted index construction, KRE has more mid and small cap exposure.
Decoupling of Central Bank Policies	Central bank policies will likely continue to diverge. This may create opportunities for investors, notably in Europe and Japan.	SPDR EURO STOXX 50® ETF	**FEZ**	The EURO STOXX 50® Index is designed to represent the performance of some of the largest companies across components of the 20 EURO STOXX Supersector Indexes. The EURO STOXX Index is a broad yet liquid subset of the STOXX Europe 600 Index.
		SPDR MSCI Japan StrategicFactors℠ ETF	**QJPN**	MSCI Japan Factor Mix A-Series Index is designed to measure the equity market performance of large- and mid-cap companies across the Japanese equity market. It aims to represent the performance of a combination of three factors — value, quality, and low volatility.
Get Some Inflation Protection	Expectations for a tighter labor market and firmer energy prices should allow inflation to rise modestly. Investors may want to add Treasury Inflation Protection Securities to their Portfolios.	SPDR Barclays TIPS ETF	**IPE**	The Barclays U.S. Government Inflation-Linked Bond Index is designed to measure the performance of the inflation protected public obligations of the U.S. Treasury, commonly known as "TIPS."
Quality Matters	We favor high quality over low quality assets. We view municipals and investment grade corporate bonds as high quality sources of yield.	SPDR Barclays Intermediate Term Corporate Bond ETF	**ITR**	The Barclays U.S. Intermediate Corporate Bond Index is designed to measure the performance of U.S. corporate bonds that have a maturity of greater than or equal to 1 year and less than 10 years.
		SPDR Nuveen Barclays Municipal Bond	**TFI**	The Barclays Municipal Managed Money Index is designed to track the U.S. long term tax-exempt bond market, including state and local general obligation bonds, revenue bonds, pre-refunded bonds, and insured bonds.
Silicon Valley Meets Gasoline Alley	We particularly like stocks that combine a technology-based framework with a consumer application, including companies involved in the internet of things, or cloud-based applications for shopping, travel, finance or leisure activities.	Technology Select Sector SPDR Fund	**XLK**	The S&P Technology Select Sector Index is one of ten S&P 500® GICS Sector indexes. This Index includes certain industries such as software, diversified telecommunication services, internet software & services, and semiconductor & semiconductor equipment.
		SPDR FactSet Innovative Technology ETF	**XITK**	The FactSet Innovative Technology Index is designed to represent the performance of U.S.-listed stock and American Depository Receipts ("ADRs") of Technology companies and Technology-related companies within the most innovative segments of the Technology sector and Electronic Media sub-sector of the Media sector, as defined by FactSet Research Systems, Inc.
Protecting Profits in Portfolios	It may be a good time to protect profits in equities. We've trimmed our equity allocation in favor of slightly higher cash holdings and also suggest including assets not highly correlated with equities, such as treasuries or gold.	SPDR Gold Shares	**GLD®**	The investment objective of the Trust is for SPDR Gold Shares (GLD®) to reflect the performance of the price of gold bullion, less the Trust's expenses.

This document has been prepared by State Street Global Advisors (SSGA) for informational purposes only and does not indicate approval or disapproval by Bank of America — Merrill Lynch Global Research. The information in the RIC report is based on the views of Bank of America - Merrill Lynch Global Research at the time of its printing and is not necessarily the opinions of SSGA. Merrill Lynch Financial Advisors must consider whether any fund is appropriate for a particular client based on that client's specific investment objectives, financial situation, and risk tolerance.

Prior to July 15, 2016, the SPDR MSCI StrategicFactors℠ ETF suite was known as the SPDR MSCI Quality Mix ETF suite. There were no changes to the investment objectives, strategies or policies of any of the funds comprising such suite in connection with each fund's name change.

STATE STREET GLOBAL ADVISORS.
SPDR®

Merrill Lynch RIC Guide

ssga.com | spdrs.com

For investment professional use only. state Income or exempt local taxes from and federal the federal income alternative tax may be minimum subject to investments, Foreign investments including involve political greater and economic risks than risks US. representation tax status or investment or warranty horizon. as to the There current is no accuracy of,

Not for public use. tax (AMT). Capital gains may by subject to federal income and the risk of currency fluctuations, all of which may nor liability for, decisions based on such information.

and other taxes. be magnified in emerging markets. Barclays is a trademark of Barclays, the investment

Important Risk Information Government bonds and corporate bonds generally have Equity securities may fluctuate in value in response to the banking division of Barclays Bank PLC (“Barclays”) and

State Street Global Advisors One Lincoln Street, more moderate short-term price fluctuations than stocks, activities of individual companies and general market and has been licensed for use in connection with the listing

Boston, MA 02111-2900. T: +1 866 787 2257. but provide lower potential long-term returns. economic conditions. and trading of the SPDR Barclays ETFs. The products are

The information contained in this document is current Actively managed ETFs do not seek to replicate the Investing in commodities entails significant risk not sponsored by, endorsed, sold or promoted by Barclays as of July 31, 2016 unless otherwise noted. performance of a specified index. and is not appropriate for all investors. and Barclays makes no representation regarding the advisability of investing in them.

fluctuate ETFs trade in like market stocks, value are and subject may trade to investment at prices risk, above or benchmarks. Actively managed An investment funds may in underperform the fund is not their appropriate Shares Important Trust: Information Relating to SPDR Gold DoubleLine® is a registered trademark of below the ETFs’ net asset value. Brokerage commissions for all investors and is not intended to be a complete The SPDR Gold Shares Trust (“GLD®”) has DoubleLine Capital LP.

and ETF expenses will reduce returns. investment program. Investing in the fund involves risks, filed a registration statement (including a Standard & Poor’s®, S&P® and SPDR® are registered

Investments in Senior Loans are subject to credit risk including the risk that investors may receive little or no prospectus) with the Securities and Exchange trademarks of Standard & Poor’s Financial Services LLC and general investment risk. Credit risk refers to the return on the investment or that investors may lose part Commission (“SEC”) for the offering to which this (S&P); Dow Jones is a registered trademark of Dow possibility that the borrower of a Senior Loan will be or even all of the investment. communication relates. Before you invest, you Jones Trademark Holdings LLC (Dow Jones); and these unable and/or unwilling to make timely interest payments Select Sector SPDR Funds bear a higher level of risk should read the prospectus in that registration trademarks have been licensed for use by S&P Dow and/or repay the principal on its obligation. Default in than more broadly diversified funds. All ETFs are subject statement and other documents GLD has filed Jones Indices LLC (SPDJI) and sublicensed for certain the payment of interest or principal on a Senior Loan will to risk, including the possible loss of principal. Sector with the SEC for more complete information purposes by State Street Corporation. State Street result in a reduction in the value of the Senior Loan and ETFs products are also subject to sector risk and non- about GLD and this offering. You may get these Corporation’s financial products are not sponsored, consequently a reduction in the value of the Portfolio’s diversification risk, which generally results in greater documents for free by visiting EDGAR on the SEC endorsed, sold or promoted by SPDJI, Dow Jones, S&P, investments and a potential decrease in the net asset price fluctuations than the overall market. website at sec.gov or by visiting spdrgoldshares. their respective affiliates and third party licensors and value (“NAV”) of the Portfolio. com. Alternatively, the Trust or any authorized none of such parties make any representation regarding

Increase in real interest rates can cause the price of as The a value result of of the the debt following: securities market may fluctuations, increase or increases decrease participant will arrange to send you the prospectus have the advisability any liability of in investing relation thereto, in such product(s) including for nor any do they inflation-protected debt securities to decrease. Interest in interest rates, inability of issuers to repay principal if you request it by calling 1-866-320-4053. errors, omissions, or interruptions of any index.

payments on inflation-protected debt securities can and interest or illiquidity in the debt securities markets; GLD is not an investment company registered under the be unpredictable. the risk of low rates of return due to reinvestment of Investment Company Act of 1940 (the “1940 Act”) and is Distributor: State Street Global Markets, LLC, member

QJPN employs a “quality” style of investing emphasizes securities during periods of falling interest rates or not subject to regulation under the Commodity Exchange Corporation. FINRA, SIPC, References a wholly owned to State subsidiary Street may of State include Street companies with high returns, stable earnings, and low repayment by issuers with higher coupon or interest Act of 1936 (the “CEA”). As a result, shareholders of State Street Corporation and its affiliates. Certain State financial leverage. This style of investing is subject to rates; and/or the risk of low income due to falling interest the Trust do not have the protections associated with Street affiliates provide services and receive fees from the risk that the past performance of these companies rates. To the extent that interest rates rise, certain ownership of shares in an investment company registered the SPDR ETFs. ALPS Distributors, Inc., a registered does not continue or that the returns on “quality” underlying obligations may be paid off substantially under the 1940 Act or the protections afforded by broker-dealer, is distributor for SPDR S&P 500, SPDR S&P equity securities are less than returns on other styles of slower than originally anticipated and the value of those the CEA. MidCap 400 and SPDR Dow Jones Industrial Average,

investing or the overall stock market. in securities income from may fall debt sharply. securities This income. may result in a reduction GLD shares trade like stocks, are subject to investment and all unit investment trusts. ALPS Portfolio Solutions

Although subject to the risks of common stocks, low risk and will fluctuate in market value. The value of GLD Distributor, Inc. is distributor for Select Sector SPDRs.

volatility stocks are seen as having a lower risk profile Non-diversified funds that focus on a relatively small shares relates directly to the value of the gold held by ALPS Distributors, Inc. and ALPS Portfolio Solutions than the overall markets. However, a fund that invests number of securities tend to be more volatile than GLD (less its expenses), and fluctuations in the price of Distributor, Inc. are not affiliated with State Street Global in low volatility stocks may not produce investment diversified funds and the market as a whole. gold could materially and adversely affect an investment Markets, LLC.

exposure that has lower variability to changes in such Passively managed funds invest by sampling the index, in the shares. The price received upon the sale of the Nuveen Asset Management, GSO Capital Partners, and

stocks’ price levels. holding a range of securities that, in the aggregate, than shares, the which value trade of the at gold market represented price, may by be them. more GLD or less DoubleLine are not affiliated with State Street Global

QJPN employs a “value” style of investing that approximates the full Index in terms of key risk factors does not generate any income, and as GLD regularly Markets, LLC.

emphasizes undervalued companies with characteristics and other characteristics. This may cause the fund to sells gold to pay for its ongoing expenses, the amount of Distributor: State Street Global Markets, LLC is the

for improved valuations, which may never improve and experience tracking errors relative to performance of gold represented by each Share will decline over time. distributor for all registered products on behalf of the may actually have lower returns than other styles of the Index. Investing involves risk, and you could lose money on an advisor. SSGA Funds Management has retained GSO investing or the overall stock market. The municipal market is volatile and can be significantly investment in GLD. The GLD prospectus is available by Capital Partner , Nuveen Asset Management and

Concentrated investments in a particular sector or affected by adverse tax, legislative or political changes clicking here. DoubleLine as the sub-advisor.

industry (technology sector and electronic media and the financial condition of the issuers of municipal For more information: State Street Global Markets, LLC, Before investing, consider the funds’

market companies) and increases tend to be risk more that volatile events than negatively the overall a debt securities. security Interest to decrease. rate increases A portion can cause of the the dividends price of spdrgoldshares. One Lincoln Street, com. Boston, MA, 02111, 866.320.4053 investment objectives, risks, charges and affecting such sectors or industries could reduce returns, you receive may be subject to federal, state, or local expenses. To obtain a prospectus or summary potentially causing the value of the Fund’s shares income tax or may be subject to the federal alternative This material is for informational purposes only and prospectus which contains this and other to decrease. minimum tax. does not constitute investment advice and it should not information, call 866.787.2257 or visit spdrs.

be relied on as such. It does not take into account any com. Read it carefully.

investor’s particular investment objectives, strategies,

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.